FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of August 2008

Commission File Number: 000-33295

3SBIO INC.

(Translation of registrant’s name into English)

No. 3 A1, Road 10

Shenyang Economy & Technology Development Zone

Shenyang 110027

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (l):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                           No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-          N/A

3SBIO INC.

FORM 6-K

3SBio Inc. is furnishing under the cover of Form 6-K:

Exhibit 99.1	Press release, dated August 12, 2008, regarding unaudited second quarter 2008 results.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

3SBIO INC.

By:	/s/ Kevin Sow Peng Teo
Name:	Kevin Sow Peng Teo
Title:	Chief Financial Officer

Date: August 13, 2008

EXHIBIT INDEX

Exhibit No.	Description
Exhibit 99.1	Press release, dated August 12, 2008, regarding unaudited second quarter 2008 results.

Exhibit 99.1

FOR IMMEDIATE RELEASE

3SBIO INC. ANNOUNCES SECOND QUARTER 2008 RESULTS

SHENYANG, CHINA — August 12, 2008 — 3SBio Inc. (NASDAQ: SSRX), a leading China-based biotechnology company focused on researching, developing, manufacturing and marketing biopharmaceutical products, today announced its unaudited financial results for the second quarter ended June 30, 2008.

Second Quarter 2008 Financial Highlights:

•	Total net revenues increased 38.4% over the second quarter 2007 to RMB59.6 million (US$8.7 million).

•	Net revenue from our flagship recombinant human erythropoietin (“EPO”) products, marketed under our EPIAO brand, increased 23.7% over the second quarter 2007 to RMB37.1 million (US$5.4 million).

•

Net revenue from our protein-based therapeutic recombinant human thrombopoietin (“TPO”) products, marketed under our TPIAO brand, increased 66.9% over the second quarter 2007 to RMB16.1 million (US$2.3 million).

•	Operating income increased 10.5% over the second quarter 2007 to RMB15.2 million (US$2.2 million).

•	Net income decreased 16.9% over the second quarter 2007 to RMB19.4 million (US$2.8 million).

•	Net income per American depositary share (“ADS”) for the second quarter 2008 was RMB0.89 (US$0.13) compared with RMB1.07 for the second quarter 2007.

First Half 2008 Financial Highlights:

•	Total net revenues increased 46.7% over the first half of 2007 to RMB115.0 million (US$16.8 million).

•	Net revenue from EPIAO increased 31.7% over the first half of 2007 to RMB72.6 million (US$10.6 million).

•	Net revenue from TPIAO increased 83.2% over the first half of 2007 to RMB31.5 million (US$4.6 million).

•	Net income decreased 0.9% over the first half of 2007 to RMB39.1 million (US$5.7 million).

•	Net income per ADS for the first half of 2008 was RMB1.80 (US$0.26) compared with RMB1.96 for the first half of 2007.

Dr. Jing Lou, chief executive officer of 3SBio, commented, “We are very pleased with the steady top-line growth of our key products throughout the first half of 2008. Based on positive market trends and the continued strong market demand we are experiencing for our products we remain confident in our ability to continue to execute on our business plan. Based on these factors and our performance in the first half of this year, we are raising our revenue guidance for the full year 2008 from US$30-$32 million to US$34-$35 million. In addition to the progress made towards our full year financial goal, we have also made significant progress on the business development front, notably, the initiation of a strategic partnership with AMAG Pharmaceuticals, Inc. to develop and commercialize ferumoxytol and the rapid progression of our phase III programs in our portfolio.”

Second Quarter 2008 Unaudited Financial Results

Net Revenues. Our net revenues amounted to RMB59.6 million (US$8.7 million) in the second quarter 2008, compared to RMB43.1 million for the second quarter 2007, representing an increase of 38.4%. Net revenues from EPIAO increased by 23.7% from RMB30.0 million in the second quarter 2007 to RMB37.1 million (US$5.4 million) in the second quarter 2008. Net revenues from TPIAO increased 66.9% over the second quarter 2007 from RMB9.6 million to RMB16.1 million (US$2.3 million). Our TPIAO products remained our second largest revenue contributor, accounting for 27.0% of total net revenues for the second quarter 2008 as compared with 22.3% in the second quarter 2007. In addition, revenue from our export business was RMB2.8 million (US$0.4 million), representing an increase of 70.5% over the second quarter 2007, while revenue from our in-licensed Iron Sucrose supplement was RMB2.1 million (US$0.3 million), representing an increase of 255.9% over the second quarter 2007.

Gross Profit. Gross profit increased 38.9% to RMB54.3 million (US$7.9 million) for the second quarter 2008 from RMB39.1 million in the second quarter 2007. Gross margin was 91.1% in the second quarter 2008, marginally increasing from 90.8% in the second quarter 2007.

Operating Expenses. Total operating expenses increased by 54.3% to RMB39.1 (US$5.7 million) in the second quarter 2008 from RMB25.3 million in the second quarter of 2007 primarily due to increases in sales, marketing and distribution expense and general and administrative expense, and to a lesser extent due to an increase in research and development expense.

Research and development expense, representing 5.1% of total net revenues, increased by 62.0% to RMB3.0 million (US$0.4 million) in the second quarter 2008 from RMB1.9 million, representing 4.4% of total net revenues, in the second quarter 2007. This increase was mainly due to expenses associated with our anti-TNF mAb and HPV vaccine programs.

Sales, marketing and distribution expense, representing 44.6% of total net revenues, increased by 31.9% to RMB26.6 million (US$3.9 million) in the second quarter 2008 from RMB20.1 million, representing 46.8% of total net revenues, in the second quarter 2007 as a result of increased personnel, conference, promotional and advertising costs in line with the expansion of our sales force, marketing activities and geographical network in China.

General and administrative expense, representing 15.9% of total net revenues, increased by 186.2% to RMB9.5 million (US$1.4 million) in the second quarter 2008 from RMB3.3 million, representing 7.7% of total net revenues, in the second quarter 2007. This increase was primarily a result of increases in personnel costs and professional fees associated with on-going efforts to improve internal control procedures, investor relations and compliance with listing and regulatory requirements for a public company.

Income from Operations. As a result of the foregoing, operating income for the second quarter 2008 was RMB15.2 million (US$2.2 million), representing a 10.5% increase, compared with RMB13.8 million in the second quarter 2007. Operating margin for the second quarter 2008 was 25.5%, down from the 31.9% in the second quarter 2007.

Other Income net. Net other income decreased by 30.9% to RMB7.7 million in the second quarter of 2008, as compared with net other expense of RMB11.2 million in the second quarter of 2007, primarily as a result of decreased cash deposits, lower interest rates relating to our deposits and depreciation of the exchange rate of the U.S. dollar against the Renmimbi. In May 2008, the company also made a one-time donation to the Sichuan earthquake relief fund of RMB0.7 million.

Income before Income Tax Expense and Minority Interests. As a result of the foregoing, our income before income tax expense and minority interests decreased by 8.1% from RMB25.0 million in the second quarter 2007 to RMB22.9 million (US$3.3 million) for the second quarter 2008.

Income Tax Expense. Our income tax expense increased by 124.8% to RMB3.6 million (US$0.5 million) for the second quarter 2008 from RMB1.6 million for the second quarter 2007. The effective tax rate was 15.6% for the second quarter 2008, as compared with 6.4% for the prior year period. The increase in tax expense and effective tax rate were attributable to the increase in the enterprise income tax rate for a major operating subsidiary in China from 15% to 18% effective from January 1, 2008, and a decrease in interest income from 3SBio Inc., incorporated in Cayman Islands, that is not subject to tax.

Net Income. As a result of the foregoing, our net income decreased by 16.9% to RMB19.4 million (US$2.8 million) for the second quarter 2008 from RMB23.3 million for second quarter 2007. Net margin for the second quarter 2008 was 32.5% as compared to 54.2% for the second quarter 2007.

Six months ended June 30, 2008 Unaudited Financial Results

Net revenues. Our net revenues increased by RMB36.6 million, or 46.7%, from RMB78.4 million for the six months ended June 30, 2007 to RMB115.0 million (US$16.8 million) for the six months ended June 30, 2008, primarily attributable to increased sales from our EPIAO and TPIAO products, underpinned by continued healthy demand in the oncology and nephrology end markets. Net revenues from EPIAO increased by RMB17.5 million, or 31.7%, to RMB72.6 million (US$10.6 million) for the first six months of 2008. Net revenues from TPIAO increased by RMB14.3 million, or 83.2%, to RMB31.5 million (US$4.6 million) for the first six months of 2008. In addition, revenue from our export business was RMB4.7 million (US$0.7 million), representing an increase of 104.9% over the first half of 2007, while revenue from our in-licensed Iron Sucrose supplement was RMB3.5 million (US$0.5 million), representing an increase of 206.8% over the first half of 2007.

Income from Operations. For the six months ended June 30, 2008, operating income increased by 15.9% to RMB29.4 million (US$4.3 million), compared to RMB25.3 million for the same period last year. Operating margin for the first six months in 2008 was 25.5% as compared to 32.3% for the first six months in 2007. The decrease in operating margin was mainly due to increases in personnel costs and professional fees associated with on-going efforts to improve internal control procedures, investor relations and compliance with listing and regulatory requirements for a public company.

Net Income. Net income for the first half of 2008 decreased RMB0.4 million, or 0.9%, to RMB39.1 million (US$5.7 million) compared with RMB39.5 million for the same period in 2007. Net margin for the first six months 2008 was 34.0% as compared to 50.4% for the first six months in 2007. The decrease in net margin was mainly due to lower interest income and higher income tax expense resulting from the increase in the enterprise income tax rate for a major operating subsidiary in China from 15% to 18% effective from January 1, 2008. Net income per ADS for the first half of 2008 decreased to RMB1.80 (US$0.26) from RMB1.96 in the corresponding period in 2007.

Statement Regarding Unaudited Financial Information

The unaudited financial information set forth above is subject to adjustments that may be identified when audit work is performed on our year-end financial statements, which could result in significant differences from this unaudited financial information.

Currency Convenience Translation

For the convenience of readers, certain RMB amounts have been translated into US dollars at the rate of RMB6.8591 to US$1.00, the noon buying rate for US dollars in effect on June 30, 2008 for cable transfers of RMB per US dollar as certified for customs purposes by the Federal Reserve Bank of New York.

Business Highlights

Business Development

AMAG Partnership – In May 2008, we announced the signing of a strategic partnership with Boston-based AMAG Pharmaceuticals, Inc. to develop and commercialize ferumoxytol, a new generation intravenous iron replacement therapeutic agent to treat iron deficiency anemia in chronic kidney disease (“CKD”) patients and potential other indications outside the nephrology segment. We believe this partnership demonstrates our ability to formulate and execute our business development strategy, and represents a validation of our commercial infrastructure and leading position in the nephrology therapeutic market in China. This partnership is a significant step towards achieving our goal of becoming the partner of choice in China for biotechnology companies worldwide, and, as a result, is expected to enhance the long term growth prospects of the company and shareholder value.

Phase III Program Updates

High-dosage EPIAO

We have completed the full analysis of the Phase III trial to evaluate the safety and efficacy of a weekly subcutaneous injection of 36,000 IU EPIAO in oncology patients compared with a regimen of three times per week administration of 10,000 IU EPIAO. The results show that 70% of patients on high-dose EPIAO injections had Hemoglobin improvement of 1-2 mg/dl from baseline, similar to those on three times per week dosing of 10,000 IU EPIAO. More importantly, the weekly administration of 36,000 IU EPIAO demonstrated equivalent safety and tolerability profile as a three times per week 10,000 IU EPIAO. We remain on track to file with the SFDA in the third quarter of 2008. Pending approval by the SFDA, the once-weekly EPIAO will improve compliance for both existing and new patients as a result of greater convenience given the reduction in the number of injections required.

NuLeusin

Preliminary results from the analysis of the Phase III clinical trial data for NuLeusin (our second generation IL-2), completed in the first quarter 2008, demonstrated 11 % partial response, with one patient registering a complete response. We are on track to file application for approval during the second half of 2008. Upon approval by the SFDA, we believe NuLeusin could be the first product of its kind for the treatment of late stage renal carcinoma available in China, and would provide an important treatment for late stage renal cancer patients who have exhausted other treatment options.

TPIAO for ITP

We have achieved our enrollment goal for the Phase III trial for TPIAO for the treatment of idiopathic thrombocytopenic purpura (ITP). We remain on track to file the application for approval with the SFDA in the fourth quarter of 2008.

TPIAO Phase IV Studies

To maximize the commercial potential and to ensure the continued long term growth of TPIAO, we initiated a new Phase IV study in the second quarter of 2008 to demonstrate the efficacy of TPIAO on specific tumor types and chemotherapy regimens known to cause Thrombocytopenia. Once we have the data available, we will roll out a new promotional platform to further increase penetration of TPIAO in Oncology.

2008 Full Year Guidance

Based on current market and operating conditions, we raise our total net revenue target for the full year 2008 from US$30 to US$32 million to US$34 to US$35 million.

Conference Call

3SBio senior management will host a conference call at 5:00 am (Pacific) / 8:00 am (Eastern) / 8:00 pm (Beijing/Hong Kong) on Wednesday, August 13, 2008 to discuss its 2008 second quarter financial results and recent business activity. The conference call may be accessed by calling (US) +1 480 629 9041 / (UK) +44 (0) 20 8515 2301 / (HK) +852 3009 5027. A telephone replay will be available shortly after the call until August 27, 2008 at (US) +1 303 590 3030/ (UK) +44 (0)20 7154 2833, Passcode: 3906839; and (HK) +852 2287 4304, Passcode: 098110# A live webcast of the conference call and replay will be available on the investor relations page of 3SBio’s website at http://bbs.3sbio.com/en/News/ShowInfo_nnn5.aspx?ID=64.

About 3SBio Inc.

3SBio Inc. is a leading, fully integrated biotechnology company focused on researching, developing, manufacturing and marketing biopharmaceutical products, primarily in China. For more information, please visit 3SBio on the web at www.3sbio.com

Safe Harbor Statement

Statements in this release may contain “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. These statements are based upon 3SBio management’s current expectations, and actual results could differ materially. Among the factors that could cause 3SBio’s actual results to differ from what the company currently anticipates may include competition from other domestic and foreign pharmaceutical companies; the expected market growth for pharmaceutical products in China; market acceptance of 3SBio products; expected hospital or patient demand for our products; the completion of 3SBio’s ongoing clinical trials as planned; receipt and timing of regulatory approvals for 3SBio’s new products and uses; 3SBio’s ability to expand its production, sales and distribution network and other aspects of its operations; its ability to effectively protect its intellectual property; changes in the healthcare industry in China, including changes in the healthcare policies and regulations of the PRC government and changes in the healthcare insurance sector in the PRC; and fluctuations in general economic and business conditions in China. For additional information on these and other factors that may affect the 3SBio’s financial results, please refer to the company’s filings with the Securities and Exchange Commission at www.sec.gov. 3SBio undertakes no obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this press release.

Contact:

Investor Contact:	Investor Relations (US):
Kevin Teo, CFO	Mahmoud Siddig, Director
3SBio Inc.	Taylor Rafferty
No.3 A1, Road 10,	205 Lexington Avenue
Shenyang Development Zone	8th Floor
Shenyang, China 110027	New York, NY 10016
+86 (24) 2581 1820	+1 (212) 889-4350
IR@3sbio.com	3sbio@taylor-rafferty.com
www.3SBio.com	www.taylor-rafferty.com

Investor Relations (HK):	Media Contact:
Ruby Yim, Managing Director	John Dudzinsky, Director
Taylor Rafferty	Taylor Rafferty
3213 Cosco Tower	205 Lexington Avenue
183 Queen’s Road Central	8th Floor
Hong Kong, China	New York, NY 10016
+852 3196 3712	+1 (212) 889-4350
3sbio@taylor-rafferty.com	3sbio@taylor-rafferty.com
www.taylor-rafferty.com	www.taylor-rafferty.com

3SBio Inc. and subsidiaries

Unaudited consolidated balance sheets

(expressed in thousands)

	December 31 2007	June 30 2008	June 30 2008
	RMB	RMB	US$
Assets

Current assets

Cash and cash equivalents	811,026	728,587	106,222
Accounts receivable, less allowance for doubtful accounts: December 31, 2007 – RMB5,257; June 30, 2008 – RMB5,641 (US$822)	55,186	75,039	10,940
Inventories	6,882	7,404	1,079
Prepaid expenses and other receivables	12,074	13,092	1,909
Structured deposit	3,527	—	—
Deferred tax assets	2,335	1,758	256

Total current assets	891,030	825,880	120,406
Available-for-sale securities	15,196	65,983	9,620
Property, plant and equipment, net	49,465	59,386	8,658
Lease prepayments	9,247	9,070	1,322
License fee	—	6,287	917
Non-current deposits	6,124	9,258	1,350
Income tax receivable	556	—	—
Deferred tax assets	1,857	1,724	251

Total assets	973,475	977,588	142,524

Liabilities

Current liabilities

Accounts payable	1,693	2,971	433
Deferred grant income	374	374	55
Accrued expenses and other payables	22,626	30,967	4,515
Income tax payable	—	4,638	676
Other current liabilities	67	71	10

Total current liabilities	24,760	39,021	5,689
Deferred grant income	3,526	3,339	487
Other liabilities	848	810	118

Total liabilities	29,134	43,170	6,294

Commitments and contingencies
Minority interests	549	454	66

Shareholders’ equity

Share capital - ordinary shares US$0.0001 par value, 500,000,000 shares authorized, 152,099,155 shares issued and outstanding as of December 31, 2007 and June 30, 2008	122	122	18
Additional paid-in capital	917,527	919,968	134,124
Accumulated other comprehensive loss	(48,338)	(99,742)	(14,542)
Retained earnings	74,481	113,616	16,564

Total shareholders’ equity	943,792	933,964	136,164

Total liabilities and shareholders’ equity	973,475	977,588	142,524

3SBio Inc. and subsidiaries

Unaudited quarterly consolidated statements of income

(expressed in thousands, except per share , per ADS and other share and ADS data)

	For the Three Months Ended June 30,
	2007	2008	2008
	RMB	RMB	US$
Net Revenues:
EPIAO	30,008	37,125	5,413
TPIAO	9,618	16,056	2,341
Intefen	811	1,308	191
Inleusin	272	201	29
Export	1,645	2,805	409
Iron	581	2,068	301
Others	118	1	—

Total	43,053	59,564	8,684
Cost of revenues	(3,972)	(5,285)	(771)

Gross profit	39,081	54,279	7,913

Operating expenses
Research and development expense	(1,876)	(3,040)	(443)
Sales, marketing and distribution expense	(20,141)	(26,558)	(3,872)
General and administrative expense	(3,314)	(9,486)	(1,383)

Total operating expenses	(25,331)	(39,084)	(5,698)

Operating income	13,750	15,195	2,215

Total other income, net	11,217	7,748	1,130

Income before income tax expense and minority interests	24,967	22,943	3,345
Income tax expense	(1,591)	(3,576)	(522)

Income before minority interests	23,376	19,367	2,823
Minority interests, net of tax	(35)	18	3

Net income	23,341	19,385	2,826

Net income per share:
Basic and diluted	0.15	0.13	0.02

Basic weighted average number of shares outstanding	152,084,155	152,099,155	152,099,155
Effect of dilutive potential shares	13,071	4,318	4,318

Diluted weighted average number of shares outstanding	152,097,226	152,103,473	152,103,473

Net income per ADS:
Basic and diluted	1.07	0.89	0.13

Basic weighted average number of ADSs outstanding	21,726,308	21,728,451	21,728,451
Effect of dilutive potential ADSs	1,827	617	617

Diluted weighted average number of ADSs outstanding	21,728,135	21,729,068	21,729,068

3SBio Inc. and subsidiaries

Unaudited quarterly consolidated statements of income

(expressed in thousands, except per share , per ADS and other share and ADS data)

	For the six Months Ended June 30,
	2007	2008	2008
	RMB	RMB	US$
Net Revenues:
EPIAO	55,126	72,594	10,583
TPIAO	17,184	31,476	4,589
Intefen	1,766	2,392	349
Inleusin	572	378	55
Export	2,295	4,702	686
Iron	1,126	3,455	504
Others	357	34	5

Total	78,426	115,031	16,771
Cost of revenues	(6,902)	(10,196)	(1,487)

Gross profit	71,524	104,835	15,284

Operating expenses
Research and development expense	(4,063)	(5,796)	(845)
Sales, marketing and distribution expense	(35,714)	(52,181)	(7,608)
General and administrative expense	(6,405)	(17,480)	(2,548)

Total operating expenses	(46,182)	(75,457)	(11,001)

Operating income	25,342	29,378	4,283

Total other income, net	17,585	16,582	2,418

Income before income tax expense and minority interests	42,927	45,960	6,701
Income tax expense	(3,349)	(6,920)	(1,009)

Income before minority interests	39,578	39,040	5,692
Minority interests, net of tax	(85)	95	14

Net income	39,493	39,135	5,706

Net income per share:
Basic and diluted	0.28	0.26	0.04

Basic weighted average number of shares outstanding	141,105,129	152,099,155	152,099,155
Effect of dilutive potential shares	13,143	4,318	4,318

Diluted weighted average number of shares outstanding	141,118,272	152,103,473	152,103,473

Net income per ADS:
Basic and diluted	1.96	1.80	0.26

Basic weighted average number of ADSs outstanding	20,157,876	21,728,451	21,728,451
Effect of dilutive potential ADSs	1,877	617	617

Diluted weighted average number of ADSs outstanding	20,159,753	21,729,068	21,729,068

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